SEC FILE NUMBER
001-35611

CUSIP NUMBER
245077102

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 25, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 PART I - REGISTRANT INFORMATION

Del Frisco’s Restaurant Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2900 Ranch Trail
Address of Principal Executive Office (Street and Number)

Irving, TX 75063
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Del Frisco’s Restaurant Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 25, 2018 (the “Form 10-Q”) by November 5, 2018, the original due date for such filing, without unreasonable effort or expense. The Company requires additional time to properly record the preliminary purchase price allocation of the acquisition of Barteca Restaurant Group and the disposition of Sullivan’s Steakhouse including discontinued operations presentation along with completing the Company’s third quarter deferred tax valuation analysis. The Company had four significant transactions in the third quarter: the acquisition of Barteca Restaurant Group, the disposition of Sullivan’s Steakhouse, a secondary offering of common stock, and a debt syndication.  The Company currently expects that it will be able to conclude the remaining work necessary in time to file the Form 10-Q within the five day extension period provided by Rule 12b-25(b).
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Neil H. Thomson	469	913-1889
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 6, 2018, the Company issued a press release announcing our preliminary financial results for the third quarter ended September 25, 2018. We also furnished these preliminary results to the Securities and Exchange Commission in our Current Report on Form 8−K dated November 6, 2018 (“Form 8-K”). As disclosed in our Form 8-K, preliminary results of operations for the third quarter ended September 25, 2018 changed significantly from results of operations for the same period in the prior year. As also described in Part III above, we are in the process of finalizing our financial results for the third quarter ended September 25, 2018. While this process is not yet complete, we do anticipate changes, in some cases significant, in prior period results. For the third quarter ended September 25, 2018, we reported preliminary comparable restaurant sales decreased 1.9%, consisting of a 5.5% decrease in customer counts, partially offset by a 3.6% increase in average check
Forward-looking Statements
Certain statements in this Form 12b-25 may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s statements regarding the anticipated timing of filing and content of its Form 10-Q and expectations regarding the results of operations for the quarter ended September 25, 2018. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the Company’s most recent annual or quarterly report and detailed from time to time in its other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes, unless required by law.

DEL FRISCO'S RESTAURANT GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 6, 2018	By	/s/ Neil H. Thomson
Neil H. Thomson Chief Financial Officer